UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of November 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    November 8, 2004                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                                      ------------------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        04-31-TC

For Immediate Release:   November 8, 2004


       TECK COMINCO AND WHEATON RIVER ANNOUNCE RESULTS OF 2004 EXPLORATION
              PROGRAM ON MORELOS NORTE (EL LIMON) PROJECT, MEXICO.

         OPEN PIT INFERRED RESOURCE ESTIMATE AT 3.2 MILLION OUNCES GOLD


Vancouver, B.C. -- November 8, 2004 Teck Cominco Limited (78.8% and operator) (TSX:TEK B) and Wheaton River Minerals (21.2%) (TSX:WRM, AMEX:WHT) announce results of the 2004 exploration program on their Morelos Norte (El Limon) joint venture project in Guerrero State, Mexico. The overall exploration program for Morelos included 10,100 meters of diamond drilling. Thirty eight holes totaling 5,800 meters were completed in the Los Guajes West and El Limon Sur zones. The Morelos Norte (El Limon) project is located approximately 180 kilometers south of Mexico City and approximately 20 kilometers northwest of Wheaton River's Los Filos gold deposit.

2004 drill hole locations and assays are set out in the attached maps.

LOS GUAJES WEST ZONE

Twenty five holes were completed. 2004 drilling targeted significant results from the 2003 and early 2004 drill programs.

Highlights from 2004 include;

HOLE NO.     FROM (M)        TO (M)     INTERVAL (M)        GOLD (G/T)
--------     --------        ------     ------------        ----------

124             72.8          87.6             14.8              10.2
162            119.8         145.5             25.7              17.2

The intervals for Los Guajes West are in a sulphide bearing skarn horizon.

EL LIMON SUR ZONE

Thirteen holes were drilled to delineate a zone approximately one kilometer south of the main El Limon zone. Highlights include;



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com

HOLE NO.     FROM (M)        TO (M)     INTERVAL (M)        GOLD (G/T)
--------     --------        ------     ------------        ----------

154             12.3          21.9              9.6               4.4
156              0.0          17.3             17.3               4.7

Mineralization at El Limon Sur occurs as mixed oxide and sulphide material.


RESOURCE MODELING

To date 32,100 meters of drilling in 204 holes have been completed on the project. Most of the drilling has been on the El Limon zone which now includes the El Limon Main, El Limon Sur, Los Guajes, and Los Guajes West zones.

Bench scale metallurgical test work to assess potential leaching recoveries has produced positive results.

An updated, inferred mineral resource estimate for El Limon has been generated to include the four zones. Parameters used in the open pit resource modeling are a cut off grade of 0.7 g/t gold and a gold price of US$400/ounce.

2004 MORELOS NORTE INFERRED MINERAL RESOURCE (OPEN PIT)

ZONE                      TONNES         GOLD (G/T)      CONTAINED GOLD (OUNCES)
----                      ------         ----------      -----------------------
El Limon Main          17,330,000           3.00               1,674,000
El Limon Sur              880,000           1.94                  55,000
Los Guajes              3,020,000           3.55                 345,000
Los Guajes West         9,420,000           3.80               1,151,000
                       -------------------------------------------------
TOTAL                  30,650,000           3.27               3,225,000

In general, 1.5 meter long core intervals from the skarn intervals is cut by saw into two halves. One half of the material is kept for future analyses; one half of the material is bagged for gold and multi-element analyses. The individual core samples were shipped to a prep lab facility in Guadalajara, Mexico operated by a subsidiary of Vancouver based Acme Analytical. For each core sample, a 200 gram sub-sample is prepared. The entire sub-sample is sent to Teck Cominco's Global Discovery Labs in Vancouver for gold and multi-element ICP analyses. Initial gold geochemical analysis is on a 5 gram sub-sample with atomic absorption finish. Samples with +200 parts per billion gold are fire assayed on a 30 gram charge with AA finish. Multi-element analyses are by aqua regia acid digestion and ICP-AES finish. External quality control is supplemented by an internal QA/QC protocol at Global Discovery Labs, including the use of sample standards, blanks, duplicates and repeats. As well, the chain of custody is monitored by Teck Cominco.

Mr. Scott Monroe, Exploration Manager for Minera Teck Cominco S.A. de C.V. in Mexico, is a Qualified Person under NI 43-101 guidelines. Mr. Monroe has directed the project for the last 2 years and has reviewed the material in this release. Mr. Al Samis and Mr. Jim Gray, employees of Teck Cominco Limited and each a Qualified Person under NI 43-101 guidelines, estimated the inferred mineral resource.

Mineral exploration and mining activities in Mexico may be affected by changes in political or national economic conditions beyond the control of Teck Cominco and Wheaton River. Further exploration and possible development of Morelos Norte will require various environmental and other permits and government authorizations. Further exploration of the property and further metallurgical test work and engineering studies will be required in order to determine if development of the property will be economically feasible at some point in the future. Teck Cominco and Wheaton River are currently planning a 2005 exploration program to further advance the Morelos Norte (El Limon) project towards such possible development.

For further information please visit the company's websites or contact;

Teck Cominco Limited                                 Wheaton River Minerals Ltd.
Mr. Greg Waller                                      Ms Julia Hasiwar
604-687-1117                                         604-696-3011
WWW.TECKCOMINCO.COM                                  WWW.WHEATONRIVER.COM

                               [GRAPHIC OMITTED]
               [GUAJES WEST AREA SURFACE GEOLOGY DRILL HOLE MAP]

                               [GRAPHIC OMITTED]
           [MAP -- AREAS DRILLED DURING THE 2004 EXPLORATION PROGRAM]

                               [GRAPHIC OMITTED]
                       [EL LIMON DRILL HOLE LOCATION MAP]

                            MORELOS NORTE (EL LIMON)

Summary of all gold fire assays of 1g/t or higher obtained to date from the 2004 diamond drill program; Gold geochemical results are given where fire assays are pending.

-------------------------------------------------------------------------------------------------------------------
                                        EASTING,NORTHING                                           INTERVAL   AU
     HOLE ID          LOCATION                (UTM)                   FROM (M)    TO (M)           (M)        G/T
-------------------------------------------------------------------------------------------------------------------

DLIM-123          Guajes West            420967, 1990490                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-124          Guajes West            420827, 1990364                 54.1      55.3             1.2        4.9
                                                                         72.8      87.6            14.8       10.2
-------------------------------------------------------------------------------------------------------------------
DLIM-125          Guajes West            420766, 1990294                 84.5      87.9             3.4        3.9
-------------------------------------------------------------------------------------------------------------------
DLIM-126          Guajes West            420690, 1990205                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-127          Guajes West            420552, 1990059                 35.2      42.0             6.8        1.6
-------------------------------------------------------------------------------------------------------------------
DLIM-128          Guajes West            420896, 1990441                 28.9      30.1             1.2        4.2
                                                                         60.5      73.5            13.0        3.5
-------------------------------------------------------------------------------------------------------------------
DLIM-129          Guajes West            420621, 1990120                 58.5      65.0             6.5        2.9
                                                                         88.0      92.0             4.0        1.8
-------------------------------------------------------------------------------------------------------------------
DLIM-130          Guajes West            420479, 1990005                  8.0      15.0             7.0        1.4
                                                                         19.5      21.0             1.5        1.0
                                                                         39.0      42.0             3.0        1.1
                                                                         53.5      55.0             1.5        1.3
-------------------------------------------------------------------------------------------------------------------
DLIM-131          La Amarilla            420332, 1989844                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-132          La Amarilla            420203, 1989705                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-133          La Amarilla            419958, 1989525                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-134          La Amarilla            419889, 1989472                194.6     200.9             6.3        5.5
                                                                        206.2     207.7             1.5        1.0
                                                                        217.8     220.7             2.9        4.0
-------------------------------------------------------------------------------------------------------------------
DLIM-135          Limon Sur              422198, 1989216                 22.9      24.0             1.5        1.6
                                                                         29.3      35.4             6.1        9.6
                                                                         41.8      47.9             6.1        2.9
                                                                         70.7      72.0             1.3        1.0
-------------------------------------------------------------------------------------------------------------------
DLIM-136          Limon Sur              422020, 1989076                 14.0      15.8             1.8        1.3
                                                                         32.3      38.7             6.4        2.0
-------------------------------------------------------------------------------------------------------------------
DLIM-137          Limon Sur              421908, 1989032                  3.0       4.3             1.3        1.0
                                                                          9.8      18.6             8.8        1.9
                                                                         32.1      33.8             1.7        4.6
-------------------------------------------------------------------------------------------------------------------
DLIM-138          Limon Sur              422005, 1988981                 28.4      29.6             1.2        1.8
                                                                         34.8      55.0            20.2        1.2
                                                                         63.6      74.0            10.4        2.5
                                                                         81.4      82.9             1.5        1.1
-------------------------------------------------------------------------------------------------------------------
DLIM-139          Limon Sur              422169, 1988910                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-140          Limon Sur              421866, 1988919                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-141          Limon Sur              422048, 1989020                 43.2      44.3             1.1        4.7
-------------------------------------------------------------------------------------------------------------------
DLIM-142          Limon Sur              422235, 1989333                 30.4      31.0             0.6        1.8
                                                                         39.0      47.0             8.0        2.2
                                                                         52.0      60.5             8.5        1.2
                                                                         64.6      68.0             3.4        2.4
                                                                         80.0      81.0             1.0        1.4
-------------------------------------------------------------------------------------------------------------------
DLIM-143          Guajes West            420562, 1990191                 98.0      99.5             1.5        1.1
                                                                        105.0     106.0             1.0       26.5
                                                                        128.0     131.0             3.0        3.0
-------------------------------------------------------------------------------------------------------------------
DLIM-144          Guajes West            420513, 1990100                 61.5      67.6             6.1        1.4
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                        EASTING,NORTHING                                           INTERVAL   AU
     HOLE ID          LOCATION                (UTM)                   FROM (M)    TO (M)           (M)        G/T
-------------------------------------------------------------------------------------------------------------------
DLIM-145          Guajes West            420677, 1990334                 57.0      58.5             1.5        1.2
                                                                         61.0      62.5             1.5        1.1
                                                                         65.3      66.3             1.0        1.6
                                                                         74.0      81.0             7.0        4.6
                                                                        109.3     117.0             7.7        4.6
                                                                        125.0     129.5             4.5        1.0
-------------------------------------------------------------------------------------------------------------------
DLIM-146          Guajes West            420912, 1990525                 17.3      18.8             1.5        1.6
                                                                         45.1      46.2             1.1        1.2
                                                                         53.9      55.5             1.6        1.1
                                                                         88.5      93.0             4.5        1.3
                                                                        107.2     110.3             3.1        3.1
                                                                        124.0     126.0             2.0        1.3
-------------------------------------------------------------------------------------------------------------------
DLIM-147          La Amarilla            419940, 1989362                122.6     124.0             1.4        1.1
-------------------------------------------------------------------------------------------------------------------
DLIM-148          La Amarilla            419815, 1989321                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-149          Guajes West            420587, 1991053                 25.6      27.1             1.5        1.5
                                                                         31.6      34.2             2.6        1.5
                                                                         49.3      50.8             1.5        7.9
                                                                        193.4     194.9             1.5        1.6
                                                                        312.6     314.1             1.5        1.3
                                                                        342.1     343.6             1.5        1.9
-------------------------------------------------------------------------------------------------------------------
DLIM-150          Guajes West            420731, 1990627                115.3     116.9             1.6        2.0
                                                                        126.7     127.4             0.7        1.6
-------------------------------------------------------------------------------------------------------------------
DLIM-151          Guajes West            421134, 1990569                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-152          Limon Sur              422020, 1989076                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-153          Limon Sur              421999, 1989053                  8.0       9.7             1.7        5.8
-------------------------------------------------------------------------------------------------------------------
DLIM-154          Limon Sur              421962, 1989108                  3.0       6.7             3.7        4.2
                                                                         12.3      21.9             9.6        4.4
-------------------------------------------------------------------------------------------------------------------
DLIM-155          Limon Sur              421969, 1989034                109.0     110.3             1.3        1.1
-------------------------------------------------------------------------------------------------------------------
DLIM-156          Limon Sur              421916, 1989071                  0.0      17.3            17.3        4.7
                                                                         27.6      35.6             8.0        3.6
                                                                         51.8      60.4             8.6        3.0
-------------------------------------------------------------------------------------------------------------------
DLIM-157          Limon Sur              421923, 1989104                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-158          Limon Sur              421993, 1989114                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-159          Limon Sur              422271, 1989479                           *No values of 1g/t Au or higher
-------------------------------------------------------------------------------------------------------------------
DLIM-160          Limon Sur              422368, 1989545                 94.0     100.0             6.0        1.6
                                                                        136.0     138.0             2.0        1.9
                                                                        153.0     153.2             0.2        1.3
-------------------------------------------------------------------------------------------------------------------
DLIM-161          Limon Sur              422411, 1989701                 74.8      78.1             3.3        5.5
                                                                         84.7      86.7             2.0        1.2
-------------------------------------------------------------------------------------------------------------------
DLIM-162          Guajes West            420636, 1990478                100.1     107.5             7.4        3.3
                                                                        113.5     115.0             1.5        1.2
                                                                        119.8     145.5            25.7       17.2
-------------------------------------------------------------------------------------------------------------------
DLIM-163          Guajes West            420576, 1990409                142.7     144.0             1.3        2.6
-------------------------------------------------------------------------------------------------------------------
DLIM-164          Guajes West            420572, 1990281                108.0     112.5             4.5        3.1
                                                                        116.1     116.6             0.5        5.9
                                                                        121.0     130.2             9.2        1.8
-------------------------------------------------------------------------------------------------------------------
DLIM-165          Guajes West            420486, 1990225                 64.5      66.4             1.9        1.7
-------------------------------------------------------------------------------------------------------------------
DLIM-166          Guajes West            420532, 1990590                218.6     223.0             4.4        3.1
-------------------------------------------------------------------------------------------------------------------
DLIM-167          Guajes West            420565, 1990507                149.3     151.3             2.0     **2160
-------------------------------------------------------------------------------------------------------------------
DLIM-168          Guajes West            420511, 1990443                128.1     128.6             0.5     **1500
-------------------------------------------------------------------------------------------------------------------
DLIM-169          Guajes West            420682, 1990565                 45.0      49.5             4.5        1.4
                                                                        155.3     157.9             2.6       29.3
-------------------------------------------------------------------------------------------------------------------
DLIM-170          Guajes West            420514, 1990316                 24.7      29.2             4.5        2.6
                                                                        124.6     126.3             1.7        2.5
-------------------------------------------------------------------------------------------------------------------
DLIM-171          Guajes West            420429, 1990259                141.5     143.0             1.5       12.0
-------------------------------------------------------------------------------------------------------------------
DLIM-172          Guajes West            420450, 1990138                 13.0      14.3             1.3        8.0
-------------------------------------------------------------------------------------------------------------------

** Gold in ppb (by geochemical analysis; fire assay results pending)